First Trust Exchange-Traded AlphaDEX(R) Fund II
                       120 East Liberty Drive, Suite 400
                            Wheaton, Illinois 60187
                                October 6, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

       Re: First Trust Asia Pacific Ex-Japan AlphaDEX(R) Fund, First Trust Developed Markets Ex-US AlphaDEX(R) Fund, First Trust Developed Markets ex-US Small Cap AlphaDEX(R) Fund, First Trust Emerging Markets AlphaDEX(R) Fund, First Trust Emerging Markets Small Cap AlphaDEX(R) Fund, First Trust Europe AlphaDEX(R) Fund and First Trust Latin America AlphaDEX(R) Fund (the "Funds")

Ladies and Gentlemen:

      The undersigned, First Trust Exchange-Traded AlphaDEX(R) Fund II (the "Registrant") and First Trust Portfolios L.P., the principal underwriter of the Funds, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 60 to the Registrant's Registration Statement on Form N-1A (Registration No. 333-171759), filed on October 6, 2015 so that the same may become effective at 2:00 p.m., Eastern Time on October 9, 2015, or as soon thereafter as practicable.

                                Very truly yours,

                                First Trust Exchange-Traded AlphaDEX(R) Fund II

                                By:  /s/ W. Scott Jardine
                                    ----------------------------------
                                         W. Scott Jardine, Secretary


                                First Trust Portfolios L.P.


                                By:  /s/ W. Scott Jardine
                                    ----------------------------------
                                         W. Scott Jardine, Secretary